

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2017

Xiaojuan Zhai
Chief Financial Officer
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang, Shaanxi Province
People's Republic of China

     Re: Biostar Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed April 13, 2017
          File No. 001-34708

Dear Mr. Zhai:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                  Division of Corporation Finance
                                  Office of Healthcare & Insurance